1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

 VIA EDGAR

May 19, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Russell Mancuso

Re:	LabStyle Innovations Corp. Registration Statement on Form S-l (the “Registration Statement”) File No. 333-194710

Dear Mr. Mancuso:

On behalf of LabStyle Innovations Corp., a Delaware corporation (the “Company”), we hereby respond to a comment letter related to the Registration Statement received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 8, 2014, which was in response to the Company’s letter to the Staff dated April 24, 2014. Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement for review by the Staff. For the Staff’s convenience, the Staff’s comment is listed below in bold-faced type followed by the Company’s response.

1.	We note your response to prior comment 1. We are unable to agree with your conclusion that it is appropriate to register for resale at this time the shares that are not outstanding or do not currently underlie the outstanding warrants. Please revise your registration statement accordingly.

Following our telephone discussions with the Staff relating to the Staff’s comment, the Company has elected follow the Staff’s guidance and has therefore amended the Registration Statement to include only the primary shares and shares underlying the warrants issued in its February 2014 financing. The Company has also revised the Registration Statement to include: (i) its March 31, 2014 financial statements and related data and (ii) factual updates based on the passage of time.

Per our discussions with the Staff, please be advised that the Company has confirmed to us that it has not as of the date hereof entered into any written or oral amendments or modifications to the agreements related to its February 2014 financing.

We thank the Staff in advance for its consideration of the revised Registration Statement. The Company looks forward to working with the Staff on having the Registration Statement declared effective at the earliest possible time. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely, /s/ Lawrence A. Rosenbloom Lawrence A. Rosenbloom

cc: LabStyle Innovations Corp.

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